July 17, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561
Attention:     Barbara C. Jacobs, Assistant Director

Re:	Netezza Corporation Amendment No. 5 to Form S-1 Filed on July 3, 2007 File No. 333-141522
Ladies and Gentlemen:
     On behalf of Netezza Corporation (“Netezza” or the “Company”), this letter is submitted in response to a comment provided on a call on July 13, 2007 between Maryse Mills-Apenteng of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and the undersigned. The Company notes that the Staff has requested that the Company revise the disclosure on Page 79 of Amendment No. 5 to the Registration Statement referenced above (the “Registration Statement”), to include revenue and operational targets that have been established by the Company for use in determining potential bonuses for the Company’s executive officers for the fiscal year ended January 31, 2008. The Company respectfully advises the Staff that Instruction 4 to Regulation S-K Item 402(b) is applicable to these performance targets, because the quantitative financial targets incorporated into the plan involve confidential financial information, the disclosure of which would result in competitive harm for the Company.
     The Company believes that the performance targets for the current fiscal year are sensitive, confidential financial information because they reflect unique economic aspects of the Company. The Company believes that disclosure of this sensitive information would provide competitors in the highly competitive data warehouse industry with insight into the parties’ economic structure and would impair the Company’s future negotiating position in similar situations. Knowledge of projected revenue and operational targets would enable a competitor to unfairly engage in pricing and negotiation tactics with respect to both customers and employees that are detrimental to the Company’s business. As in Braintree Electric Light Dep’t v. Dep’t of Energy, 494 F. Supp. 287, 289 (D.D.C. 1980), where the court felt that the “release of separate pieces of this financial puzzle would enable competitors, who may somehow have gathered other pieces, to complete the picture,” if any revenue and operational targets for the

Securities and Exchange Commission
July 17, 2007

current fiscal year were to be disclosed, Company competitors would gain insight into the components of the Company’s costs, and ultimately, what the Company projects its gross margins will be, and could use this information to offer more favorable terms to third parties with whom the Company may wish to collaborate in the future, including potential customers and employees, and thus gain a competitive advantage over the Company. The Company’s ability to compete, to obtain the best possible terms for its stockholders and to maximize profits would be compromised by the disclosure of such information.
     The Company faces active competition from a number of public companies as well as several smaller specialized private companies. The data warehouse industry has traditionally been dominated by a small number of major providers, including EMC, Hewlett-Packard, IBM, Oracle, Sun Microsystems, Sybase and Teradata (a division of NCR). Each of these companies provides several if not all elements of a data warehouse environment as individual products, including database software, servers, storage and professional services. Many of the Company’s competitors have greater market presence, longer operating histories, stronger name recognition, larger customer bases and significantly greater financial, technical, sales and marketing, manufacturing, distribution and other resources than the Company has. Moreover, many of the Company’s competitors have more extensive customer and partner relationships than the Company does, and may therefore be in a better position to identify and respond to market developments or changes in customer demands.
     The Company’s competitors use two principal strategies in competing with it for customers. First, they claim the Company’s lack of a long operating history and established profitability makes it speculative as to whether the Company will remain in business to service its products in the future. As the Company competes against very large, established companies such as IBM and Teradata, this is an acute competitive disadvantage. If the Company were to release its current operational and revenue targets, its competitors would be able to better forecast how close the Company was to becoming cash positive and could use that information to the Company’s detriment in competing for customers. Public disclosure of information that could make it possible to determine these economic terms would provide the Company’s competitors with significant information about Netezza’s current and future financial outlook and provide such competitors with an opportunity to offer marginally more favorable terms to third parties with whom the Company may wish to collaborate in the future and thus gain a competitive advantage over the Company.
     Second, the Company’s competitors also claim that they can provide a competitive product at a lower price. The marketplace in which the Company operates is very competitive and due to the high selling price of the products, cost is an important factor in purchasing decisions made by the Company’s customers. Disclosure about financial terms that could provide additional insight into the Company’s determination of this pricing could therefore limit the Company’s options and restrict its leverage in future negotiations, including reducing prices with such customers. As a result, even if we were to obtain these new customers, the reduction

Securities and Exchange Commission
July 17, 2007

in price would drive down our margins which would have a negative impact on our financial results and results of operations.
     The Company’s concern is similar to that addressed in National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976) where the court held that disclosure of a company’s financial information would provide competitors with valuable insights into a company’s operational strengths and weaknesses and could assist competitors with selective pricing, market concentration, expansion plans and possible takeover bids. The court in Burke Energy Corp. observed that the release of such information would likely cause substantial harm to the competitive position of a company by permitting competitors to acquire private information about a company’s pricing policies and enabling competitors to solicit a company’s customers with competitive arrangements. In addition, the disclosure of any of the above financial information would adversely affect the Company’s ability to negotiate more favorable terms with other parties in the future. Because the Company does not have access to similar information concerning its competitors, disclosure of this information would leave the Company at a substantial competitive disadvantage. For all of these reasons, disclosure of this information would have an adverse effect upon the Company’s business and its ability to compete and, accordingly, would harm the Company’s stockholders.
     In addition, the Company advises the Staff that it treats its internal financial performance targets as confidential, and has not in the past disclosed them publicly and does not plan to do so in the future. The Company believes that the disclosure of such information is not necessary for the protection of investors or the marketplace. Public disclosure of these economic terms would provide the Company’s competitors with significant information about Netezza’s current and future financial outlook. The Company notes that if the Company’s current internal financial forecasts were made public and the Company failed to attain these forecasts for a particular fiscal period, that could be used against the Company by its investors, and, would certainly be used against the Company by its competitors in both competing for business from customers and in recruiting new employees.
     The Company also notes that it has complied with Instruction 4 to Regulation S-K Item 402(b) by disclosing in the Registration Statement the difficulty of the Company achieving the undisclosed financial targets; please see the disclosure on Page 79 which states that “The revenue, adjusted operating income and booking targets used for purposes of the fiscal 2008 incentive bonus plan...were set at levels that were designed to be challenging in that they require us to achieve strong revenue growth and, in addition, require increased revenue and reduced cost on a per-employee basis, but would be attainable if we had what we considered to be a successful year.”
     If you require additional information, please telephone either the undersigned at the telephone number indicated above or Patrick J. Rondeau, Esq. of this firm at (617) 526-6670.

Securities and Exchange Commission
July 17, 2007

Very truly yours,
/s/ Wendell C. Taylor
Wendell C. Taylor

cc:	Kathleen Collins, Esq. Maryse Mills-Apenteng, Esq. Ms. Megan Akst Mr. Patrick J. Scannell, Jr. John Mutkoski, Esq. Mr. Richard Puccio Patrick J. Rondeau, Esq.